SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND SEVENTEENTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná, with the presence of the Board members via video conferencing. 2. DATE: August 4, 2021 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chair; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	reviewed and analyzed the preliminary version of the Interim Financial Information for the second quarter of 2021 (Consolidated) and recorded that the matter will be analyzed once again and then resolved on;
II.	was informed on the progress of the works of the external auditor, Deloitte Touche Tohmatsu Auditores Independentes, on the Interim Financial Information for the second quarter of 2021;
III.	reviewed and discussed updated information on the statement made by the Paraná State for the settlement of the Results to be Offset Account - CRC;
IV.	unanimously approved, after hearing the Statutory Audit Committee, the revision of the Policy for Contracting Independent Audit Services;
V.	unanimously approved the update of Copel’s Financial Investment Policy;
VI.	unanimously resolved to endorse the terms of the resolution of the 215th Ordinary Board of Directors' Meeting - ROCAD, of Companhia Paranaense de Energia - Copel, held on June 16, 2021, as follows: (i) approve the endorsement of subitem (o) of item 2 of the resolutions made on the aforementioned minutes; and (ii) approve the ratification of all other resolutions made on the 215th ROCAD, as well as all the acts already taken by the Company, represented by its executive officers and/or attorneys-in-fact, related to the aforementioned resolutions and the endorsement of the Provision of Corporate Suretyship on the 6th Debenture Issue of Copel Distribuição S.A.;
VII.	unanimously approved submitting the proposal for amendment to the Bylaws of Copel (holding company) to the General Shareholders' Meeting, after review of the State Companies Control Council – CCEE, recommending its approval;
VIII.	unanimously approved, after hearing the Statutory Audit Committee - CAE, the proposal to amend CAE’s Internal Regulations;
IX.	received an update on the closing of divestiture of Copel Telecomunicações S.A.;
X.	unanimously approved the payment, on August 11, 2021, of the balance of dividends referring to 2020 and the remaining interim dividends;
XI.	discussed the points related to Copel’s adequacy to the General Data Protection Law - LGPD, and made recommendations;
XII.	discussed the Company’s plan to monitor dams, and made recommendations;
XIII.	discussed the Investment Plan of Copel Distribuição S.A., and presented its opinion;
XIV.	received a report from the Company’s Statutory Audit Committee on several matters and discussed the matters presented;
XV.	received a report from the Investment and Innovation Committee and discussed the matters presented;
XVI.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XVII.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA, and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 217th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 5, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.